SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
               13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)(1)

                              Big City Radio, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    67611N109
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                                 (CUSIP Number)

                 Arnold L. Wadler, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8050
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


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             (Date of Event Which Requires Filing of This Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

      |_| Rule 13d-1(b)
      |_| Rule 13d-1(c)
      |X| Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 67611N109                   13G                      Page 2 of 8 Pages
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stuart Subotnick
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
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   3      SEC USE ONLY
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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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                        5      SOLE VOTING POWER
 Number of                     0
  Shares             -----------------------------------------------------------
Beneficially            6      SHARED VOTING POWER
  Owned By                     8,250,458 (8,250,458 shares of Class B Common
    Each                       Stock, par value $.01 per share, 1,000,000 of
 Reporting                     which are held by Subotnick Partners, L.P. of
Person with                    which Anita Subotnick is the general partner and
                               Stuart Subotnick is a limited partner, freely
                               convertible at  any time into shares of Class A
                               Common Stock at a rate of one share of Class A
                               Common Stock for each share of Class B Common
                               Stock)
                     -----------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER
                               0
                     -----------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               8,250,458 (8,250,458 shares of Class B Common
                               Stock, par value $.01 per share, 1,000,000 of which are held by Subotnick Partners, L.P. of which Ms. Subotnick is the general partner and Mr. Subotnick is a limited partner, freely convertible at any time into shares of Class A
                               Common Stock at a rate of one share of Class A
                               Common Stock for each share of Class B Common
                               Stock).

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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,250,458 (8,250,458 shares of Class B Common Stock, par value $.01 per share, 1,000,000 of which are held by Subotnick Partners, L.P. of which Ms. Subotnick is the general partner and Mr. Subotnick is a limited partner, freely convertible at any time into shares of Class A Common Stock at a rate of one shares of Class A Common Stock for each share of Class B Common Stock).
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                |_|

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.64%
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   12     TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 67611N109                   13G                      Page 3 of 8 Pages
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Anita Subotnick
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
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   3      SEC USE ONLY
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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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 Number of              5      SOLE VOTING POWER
  Shares                       0
Beneficially         -----------------------------------------------------------
  Owned By              6      SHARED VOTING POWER
    Each                       8,250,458 (8,250,458 shares of Class B Common
 Reporting                     Stock, par value $.01 per share, 1,000,000 of
Person with                    which are held by Subotnick Partners, L.P. of
                               which Ms. Subotnick is the general partner and
                               Stuart Subotnick is a limited partner, freely
                               convertible at any time into shares of Class A
                               Common Stock at a rate of one share of Class A
                               Common Stock for each share of Class B Common
                               Stock)
                     -----------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER
                               0
                     -----------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               8,250,458 (8,250,458 shares of Class B Common
                               Stock, par value $.01 per share, 1,000,000 of
                               which are held by Subotnick Partners, L.P. of
                               which Ms. Subotnick is the general partner and
                               Mr. Subotnick is a limited partner, freely
                               convertible at any time into shares of Class A
                               Common Stock at a rate of one share of Class A
                               Common Stock for each share of Class B Common
                               Stock).
--------------------------------------------------------------------------------

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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,250,458 (8,250,458 shares of Class B Common Stock, par value $.01 per share, 1,000,000 of which are held by Subotnick Partners, L.P. of which Ms. Subotnick is the general partner and Mr. Subotnick is a limited partner, freely convertible at any time into shares of Class A Common Stock at a rate of one shares of Class A Common Stock for each share of Class B Common Stock).
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               |_|
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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.64%
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   12     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer

                  Big City Radio, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  11 Skyline Drive
                  Hawthorne, NY  10532

Item 2(a).        Name of Person Filing

                  Anita Subotnick
                  Stuart Subotnick

Item 2(b).        Address of Principal Business officer or, If None, Residence:

                  c/o Metromedia Company
                  215 E. 67th Street
                  New York, New York  10021

Item 2(c).        Citizenship

                  Anita Subotnick - U.S.A.
                  Stuart Subotnick - U.S.A.

Item 2(d).        Title of Class of Securities:

                  Class A Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  67611N109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)      |_|   Broker or dealer registered under Section 15 of the
                        Exchange Act.

         (b)      |_|   Bank as defined in Section 3(a)(6) of the Act.

         (c)      |_|   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.

         (d)      |_|   Investment company registered under Section 8 of the
                        Investment Company Act.

         (e)      |_|   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940

         (f)      |_|   Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; See SS.
                        240.13D-1(B)(1)(II)(F)

         (g)      |_|   Parent Holding Company, in accordance with SS. 240.13D-1
                        (B)(II)(G) (Note: see item 7)

         (h)      |_|   Group, in accordance with SS. 240.13D-1(BB)(1)(II)(H)

Item 4.           Ownership

                  See responses to Items 5,6,7,8,9, and 11 of Cover Pages.

Item 5.           Ownership of five percent or less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of more than five percent on behalf of another person

                  Not applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group

                  Stuart Subotnick and Anita Subotnick

Item 9.           Notice of Dissolution of Group

                  Not applicable

Item 10.          Certification

                  Not applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 1999

                                          /s/ Anita Subotnick
                                          -------------------
                                          Anita Subotnick


                                          /s/ Stuart Subotnick
                                          --------------------
                                          Stuart Subotnick

                                INDEX TO EXHIBITS

Exhibit No.       Description

99.1              Joint Filing Agreement dated as of February 9, 1999